EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	Thirteen Weeks Ended
	March 30, 2014	March 31, 2013
	(In thousands)
Earnings:
Income from continuing operations before income taxes	$150,199	$56,982
Add: Total fixed charges (see below)	21,528	26,707
Less: Interest capitalized	943	599
Total earnings	$170,784	$83,090

Fixed charges:
Interest(a)	$20,416	$25,420
Portion of noncancelable lease expense representative of interest factor(b)	1,112	1,287
Total fixed charges	$21,528	$26,707

Ratio of earnings to fixed charges	7.93	3.11

(a)	Interest includes amortization of capitalized financing fees.
(b)	One-third of noncancellable lease expense is assumed to be representative of the interest factor.